May 7, 2024
Steve Lo
Craig Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Vitesse Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 26, 2024
File No. 001-41546
Ladies and Gentlemen:
Set forth below are the responses of Vitesse Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated May 6, 2024, with respect to Form 10-K for the fiscal year ended December 31, 2023, filed February 26, 2024 (File No. 001-41546).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 70
1.    Considering you filed an annual report on Form 10-K for the year ended December 31, 2022 on February 16, 2023, please clarify why you did not provide management’s annual report on internal control over financial reporting in your Form 10-K for the year ended December 31, 2023. Alternatively, amend your Form 10-K for the year ended December 31, 2023 to include management’s annual report on internal control over financial reporting pursuant to Item 308 of Regulation S-K. To the extent you file an amendment, tell us the basis for your conclusion that your disclosure controls and procedures were effective as of December 31, 2023 when you failed to provide management’s annual report on internal control over financial reporting or revise your disclosure accordingly.
Vitesse Energy, Inc. • 9200 East Mineral Ave, Suite 200 • Centennial, CO 80112

RESPONSE:    The Company has filed an amendment to its annual report on Form 10-K for the year ended December 31, 2023 (the “Amended Report”) to include management’s annual report on internal control over financial reporting pursuant to Item 308 of Regulation S-K and to revise its disclosure regarding the effectiveness of its disclosure controls and procedures as of December 31, 2023.
Exhibits 31.1 and 31.2, page 73
2.    Please file amended certifications of your chief executive officer and chief financial officer to include paragraph 4(b) of the certifications required to comply with Item 601(b)(31) of Regulation S-K regarding the design of internal control over financial reporting.
RESPONSE:    The Company has filed amended certifications as Exhibits 31.1 and 31.2 to the Amended Report including paragraph 4(b) as required to comply with Item 601(b)(31) of Regulation S-K.

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Vitesse Energy, Inc. • 9200 East Mineral Ave, Suite 200 • Centennial, CO 80112

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James P. Henderson of Vitesse Energy, Inc. at (720) 532-8227 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.
Very truly yours,

VITESSE ENERGY INC.
By:
Name:    James P. Henderson
Title:    Chief Financial Officer
Enclosures
cc:    Brenda Lenahan, Vinson & Elkins L.L.P.

Vitesse Energy, Inc. • 9200 East Mineral Ave, Suite 200 • Centennial, CO 80112